

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2024

Ronnie Ka Wah Hui
Chief Executive Officer
Currenc Group Inc.
410 North Bridge Road
SPACES City Hall
Singapore

>   **Re: Currenc Group Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 30, 2024**
>   **File No. 333-282408**

Dear Ronnie Ka Wah Hui:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Zalak Raval